FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Deering, Anthony W.	2. Issuer Name and Ticker or Trading Symbol The Rouse Company (RSE)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) Chairman, President and Chief Executive Officer
(Last) (First) (Middle) c/o The Rouse Company 10275 Little Patuxent Parkway	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 04/04/03
(Street) Columbia, MD 21044-3456		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	04/04/03		S(1)		500	D	34.70	536,249	D
Common Stock	04/04/03		S(1)		200	D	34.73	536,049	D
Common Stock	04/04/03		S(1)		750	D	34.74	535,299	D
Common Stock	04/04/03		S(1)		2,350	D	34.75	532,949	D
Common Stock	04/04/03		S(1)		150	D	34.78	532,799	D
Common Stock	04/04/03		S(1)		350	D	34.79	532,449	D
Common Stock	04/04/03		S(1)		250	D	34.80	532,199	D
Common Stock	04/04/03		S(1)		450	D	34.81	531,749	D
Common Stock	04/04/03		S(1)		250	D	34.82	531,499	D
Common Stock	04/04/03		S(1)		600	D	34.83	530,899	D
Common Stock	04/04/03		S(1)		400	D	34.84	530,499	D
Common Stock	04/04/03		S(1)		250	D	34.85	530,249	D
Common Stock	04/04/03		S(1)		750	D	34.86	529,499	D
Common Stock	04/04/03		S(1)		50	D	34.87	529,449	D
Common Stock	04/04/03		S(1)		50	D	34.88	529,399	D
Common Stock	04/04/03		S(1)		100	D	34.89	529,299	D
Common Stock	04/04/03		S(1)		500	D	34.90	528,799	D
Common Stock	04/04/03		S(1)		200	D	34.91	528,599	D
Common Stock	04/04/03		S(1)		200	D	34.92	528,399	D
Common Stock	04/04/03		S(1)		150	D	34.93	528,249	D
Common Stock	04/04/03		S(1)		300	D	34.94	527,949	D
Common Stock	04/04/03		S(1)		350	D	34.95	527,599	D
Common Stock	04/04/03		S(1)		50	D	34.96	527,549	D
Common Stock	04/04/03		S(1)		50	D	34.97	527,499	D
Common Stock	04/04/03		S(1)		400	D	34.98	527,099	D
Common Stock	04/04/03		S(1)		250	D	34.99	526,849	D
Common Stock	04/04/03		S(1)		800	D	35.00	526,049	D
Common Stock	04/04/03		S(1)		500	D	34.70	151,817	I	(2)
Common Stock	04/04/03		S(1)		200	D	34.73	151,617	I	(2)
Common Stock	04/04/03		S(1)		750	D	34.74	150,867	I	(2)
Common Stock	04/04/03		S(1)		2,350	D	34.75	148,517	I	(2)
Common Stock	04/04/03		S(1)		150	D	34.78	148,367	I	(2)
Common Stock	04/04/03		S(1)		350	D	34.79	148,017	I	(2)
Common Stock	04/04/03		S(1)		250	D	34.80	147,767	I	(2)
Common Stock	04/04/03		S(1)		450	D	34.81	147,317	I	(2)
Common Stock	04/04/03		S(1)		250	D	34.82	147,067	I	(2)
Common Stock	04/04/03		S(1)		600	D	34.83	146,467	I	(2)
Common Stock	04/04/03		S(1)		400	D	34.84	146,067	I	(2)
Common Stock	04/04/03		S(1)		250	D	34.85	145,817	I	(2)
Common Stock	04/04/03		S(1)		750	D	34.86	145,067	I	(2)
Common Stock	04/04/03		S(1)		50	D	34.87	145,017	I	(2)
Common Stock	04/04/03		S(1)		50	D	34.88	144,967	I	(2)
Common Stock	04/04/03		S(1)		100	D	34.89	144,867	I	(2)
Common Stock	04/04/03		S(1)		500	D	34.90	144,367	I	(2)
Common Stock	04/04/03		S(1)		200	D	34.91	144,167	I	(2)
Common Stock	04/04/03		S(1)		200	D	34.92	143,967	I	(2)
Common Stock	04/04/03		S(1)		150	D	34.93	143,817	I	(2)
Common Stock	04/04/03		S(1)		300	D	34.94	143,517	I	(2)
Common Stock	04/04/03		S(1)		350	D	34.95	143,167	I	(2)
Common Stock	04/04/03		S(1)		50	D	34.96	143,117	I	(2)
Common Stock	04/04/03		S(1)		50	D	34.97	143,067	I	(2)
Common Stock	04/04/03		S(1)		400	D	34.98	142,667	I	(2)
Common Stock	04/04/03		S(1)		250	D	34.99	142,417	I	(2)
Common Stock	04/04/03		S(1)		800	D	35.00	141,617	I	(2)
Common Stock								4,647.714	I	By 401(k)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) Sales are pursuant to a Rule 10b5-1 trading plan established on March 21, 2003.
(2) Held by Family Limited Partnership and an adult child, the Reporting Person disclaims beneficial ownership.

By: /s/ Jeffrey C. Palkovitz, attorney-in-fact **Signature of Reporting Person	April 7, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.